UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2018

Commission File Number 0-30314

PORTAGE BIOTECH INC.

(Translation of registrant’s name into English)

47 Avenue Rd., Suite 200, Toronto, Ontario, Canada M5R 2G3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F [X]  Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes [  ]  No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82- ___________]

PORTAGE PROVIDES UPDATE ON THEIR DECLARATION OF STOCK DIVIDEND OF BIOHAVEN SHARES

Toronto, Ontario, January 4, 2018 - Portage Biotech Inc. (“Portage”) (OTCQB: PTGEF, Canadian Stock Exchange: PBT.U) announces that trading in PBT.U was halted this morning pending clarification by the Canadian Securties Exchange of the Record Date and ex-distribution date. The Exchange has now issued Bulletin 2018-0101.

Investment Industry Regulatory Organization of Canada (“IIROC”) issued a Trade Ruling this morning cancelling all trades of PBT.U that took place prior to the issuance of an Exchange bulletin. Portage is working with the Canadian Securities Exchange and IIROC to have this trading halt lifted today and all trades in Portage following the halt will be on an ex-dividend basis.

We refer to our press release of December 4, 2017 and reiterate that the Record Date for the proposed stock dividend of Biohaven Pharmaceutical Holding Company Ltd. Shares (BHVN:NYSE) is Friday, January 5, 2018 and the Distribution Date is January 15, 2018.

Those who wish to trade in Portage shares today and tomorrow should consult their brokers regarding their entitlement to the dividend depending on the settlement date rules in their respective jurisdictions.

About Portage

Portage is engaged in the discovery and development of pharmaceutical and biotech products through clinical “proof of concept” with a focus on areas of unmet clinical need. Following proof of concept, Portage will seek to sell or license these products to large pharmaceutical or biotechnology companies for further development and commercialization. Portage has an interest in novel targeted therapies, stem cell therapies, and new indications for older marketed products that have been found to have novel patentable characteristics that bring new value to patients.

For further information, contact Kam Shah, Chief Financial Officer, by telephone at (416) 929-1806, by email at ks@portagebiotech.com or through our website, www.portagebiotech.com.

Forward-Looking Statements

This news release includes forward-looking statements within the meaning of the U.S. federal and Canadian securities laws. These forward-looking statements involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company's management. All statements, other than statements of historical facts, included in this press release, including Biohaven’s timing of the expected data readouts from the Company's registrational trials of rimegepant, are forward-looking statements. The use of certain words, including the "believe", "could", "expect" and "will" and similar expressions are intended to identify forward-looking statements. The Company may not actually achieve the plans and objectives disclosed in the forward-looking statements and you should not place undue reliance on the Company's forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by our forward-looking statements, including uncertainties relating to the future clinical success of rimegepant, and whether the results observed in the Phase 2b clinical trial will be observed in the Phase 3 pivotal trials. Additional important factors to be considered in connection with forward-looking statements are described in the "Risk Factors" section of the Company's quarterly financials and Management Discussion and Analysis and annual Report in Form 20-F filed on SEDAR and EDGAR. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 4, 2018

PORTAGE BIOTECH INC.

By: /s/ Kam Shah

Kam Shah

Chief Financial Officer

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